File No. 69-292

                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.
                      ____________________________

                          Form U-3A-2 for 1997

             Statement by Holding Company Claiming Exemption
            Under Rule U-2 From the Provisions of the Public
                   Utility Holding Company Act of 1935

                  To Be Filed Annually Prior to March 1

                           QUESTAR CORPORATION
                            (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
      1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East First South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company (formerly Mountain Fuel Supply Company) ("Questar Gas") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.
      As a parent company, Questar provides certain administrative services, e.g., personnel, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has several direct subsidiaries:
Questar Regulated Services Company, a Utah corporation ("Regulated Services"); Entrada Industries, Inc., a Utah corporation ("Entrada"); and Questar InfoComm, Inc., a Utah corporation ("Questar InfoComm").
The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.
      Regulated Services has two subsidiaries: Questar Gas, a Utah corporation and Questar Pipeline Company, a Utah corporation ("Questar Pipeline"). Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Questar Gas also transports natural gas for industrial users in Utah and Wyoming.
Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado.
      Questar InfoComm owns data processing, communications, and electronic gas measurement equipment systems, and performs data processing, communications, and gas measurement services for other members of the consolidated group and third parties.
      Entrada engages in various businesses not subject to state utility regulation through several subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Celsius Energy Company ("Celsius"), which engages in oil and gas exploration and related development and production activities throughout the western United States and Canada (Canadian operations are conducted by Celsius Energy Resources Ltd.); Universal Resources Corporation ("Universal Resources"), which is engaged in oil and gas exploration and related development and production activities, primarily in the Midcontinent; Questar Energy Trading Company ("Questar Energy Trading"), which conducts energy marketing activities; Questar Gas Management Company ("Questar Gas Management"), which is engaged in gathering and field processing activities; and Questar Energy Services, Inc. ("Questar Energy Services"), which provides unregulated energy-related services. Neither Entrada nor any of its subsidiaries is a "public utility company," as such term is defined in the Act. All companies owned by Entrada have their principal offices at 180 East First South Street, Salt Lake City, Utah.
      With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Questar's directly held subsidiaries have their principal executive offices at 180 East First South Street, Salt Lake City, Utah. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

      Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 641,696 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1997. Of these customers, 618,679 were located in Utah, 21,632 were located in southwestern Wyoming, 1,384 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 19,256 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 18,324 miles in its Utah distribution system.
      Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 45 percent of Questar Gas's total gas supply in 1997 and is reflected in Questar Gas's rates at "cost-of-service" prices.
      As of September 1, 1993, Questar Gas became directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants. Questar Energy Trading markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.
      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

      During the 1997 calendar year, Questar Gas sold 95,270,000 decatherms ("Dth") of natural gas, including 85,747,000 Dth at retail, and transported 51,313,000 Dth of natural gas. (Questar Gas generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each Mcf of natural gas contains approximately 1.07 Dth.) (For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The term "wholesale" refers to industrial sales.) Questar Gas's total revenues for 1997 were $448,223,000, of which $410,783,000 were attributable to its operations in Utah, $17,985,000 were attributable to its operations in Wyoming, $481,000 were attributable to its operations in Colorado, and $875,000 were attributable to its operations in Idaho. (Questar Gas's total 1997 revenues included $18,099,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year. Questar Gas is the only public utility company among the Company's subsidiaries. Questar itself did not make any sales of natural or manufactured gas during 1997.
           (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

      During the 1997 calendar year, Questar Gas distributed at retail 3,590,000 Dth of natural gas outside the state of Utah, it's state of incorporation.
           (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

      During 1997, Questar Gas sold at wholesale outside the state of Utah, or at the state line of such state, 696,000 Dth of natural gas. Questar Gas, during 1997, also transported 330,000 Dth of natural gas to customers in Wyoming. Questar Gas did not sell at wholesale any manufactured gas during 1997. Questar itself did not sell at wholesale any natural gas or manufactured gas during 1997.
           (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

      During the 1997 calendar year, Questar Gas purchased 34,064,000 Dth of natural gas or approximately 35 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.
      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                               UNDERTAKING

      Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.
      Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

                                EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

      The following exhibits are attached to and made a part of this filing:

Exhibit A-1         Consolidating Statement of Income of Questar
                    Corporation and Subsidiaries as of December 31,
                    1997.

Exhibit A-2         Consolidated Statements of Common Shareholders'
                    Equity, Questar Corporation and Subsidiaries.

Exhibit A-3         Consolidating Balance Sheet, Questar Corporation and
                    Subsidiaries as of December 31, 1997.

                                EXHIBIT B

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data Schedule.

     The requested Financial Data Schedule information has been submitted.

                                EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.


      The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


[corporate seal]                 QUESTAR CORPORATION

Attest:


/s/Connie C. Holbrook            By /s/S. E. Parks
Connie C. Holbrook                    S. E. Parks
Vice President and                    Vice President, Treasurer and
Secretary                             Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Connie C. Holbrook
                       Vice President & Secretary
                           Questar Corporation
                  180 East First South, P.O. Box 45433
                     Salt Lake City, Utah 84145-0433


EXHIBIT A-1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1997
UNAUDITED
(In Thousands)

                                                     Regulated Services
                                            Market     Questar     Questar      Other       Other    Intercompany  Questar
                                          Resources      Gas       Pipeline               Operations TransactionsConsolidated
Revenues
  From unaffiliated customers               $448,765    $445,684     $36,343                  $2,482                $933,274
  From affiliated companies                   74,584       2,539      69,094        $135      36,453   $(182,805)
                                             523,349     448,223     105,437         135      38,935    (182,805)    933,274
Operating expenses
  Natural gas and other product purchases    293,174     248,933                                        (142,166)    399,941
  Operating and maintenance                   75,071     101,719      37,334                  29,002     (38,292)    204,834
  Depreciation and amortization               73,087      31,160      14,797                   4,993                 124,037
  Other expenses                              24,853       8,174       2,816                     811      (2,347)     34,307
    Total operating expenses                 466,185     389,986      54,947                  34,806    (182,805)    763,119
    Operating income                          57,164      58,237      50,490         135       4,129                 170,155
Interest and other income                      5,849       3,388       5,952           7      19,512     (10,700)     24,008
Debt expense                                 (11,068)    (19,119)    (13,536)                (10,743)     10,700     (43,766)
Income tax expense                           (10,882)    (13,492)    (16,338)        (64)     (4,826)                (45,602)
    Net income                               $41,063     $29,014     $26,568         $78      $8,072                 $104,795

EXHIBIT A-2
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
UNAUDITED

                                                                                  Note      Unrealized gain   Foreign Currency
                                          Common Stock              Retained   Receivable (loss) on securities  Translation
                                             Shares      Amount     Earnings   from ESOP   available for sale    Adjustment
                                          (Dollars in Thousands)
Balances at January 1, 1995                40,428,739    $276,555    $401,577    $(24,543)
  Issuance of common stock                    290,410       7,841
  Purchase of common stock                    (21,335)       (620)
  1995 net income                                                      83,786
  Payment of dividends
    Preferred stock                                                      (483)
    Common stock - $1.16 per share                                    (47,042)
  Income tax benefit of
     dividends paid to ESOP                                               446
  Collection of note receivable from ESOP                                           3,305
  Unrealized gain on securities available
      for sale, net of income taxes                                                                   $11,853
Balances at December 31, 1995              40,697,814     283,776     438,284     (21,238)             11,853
  Issuance of common stock                    372,167      10,396
  Purchase of common stock                    (45,094)     (1,559)
  1996 net income                                                      98,145
  Payment of dividends
    Preferred stock                                                      (391)
    Common stock - $1.19 per share                                    (48,589)
  Income tax benefit of
     dividends paid to ESOP                                               350
  Collection of note receivable from ESOP                                           5,682
  Unrealized gain on securities available
      for sale, net of income taxes                                                                    (4,443)
  Foreign currency translation adjustment                                                                               $(181)
Balances at December 31, 1996              41,024,887     292,613     487,799     (15,556)              7,410            (181)
  Issuance of common stock                    372,606      11,328
  Purchase of common stock                   (326,451)    (12,619)
  1997 net income                                                     104,795
  Payment of dividends
    Preferred stock                                                      (192)
    Common stock - $1.24 per share                                    (50,943)
  Premium paid on retired preferred stock                                 (48)
  Income tax benefit of
     dividends paid to ESOP                                               252
  Collection of note receivable from ESOP                                           5,383
  Unrealized gain on securities available
      for sale, net of income taxes                                                                    15,564
  Foreign currency translation adjustment                                                                                 173
Balances at December 31, 1997              41,071,042    $291,322    $541,663    $(10,173)            $22,974             $(8)


EXHIBIT A-3
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
UNAUDITED
(In Thousands of Dollars)

                                                                                                                    Entrada
                                                                              Regulated Services                   Industries
                                            Questar   Intercompany   Other      Questar     Questar      Other      (Market
                                         Consolidated Transactions Operations     Gas       Pipeline               Resources)
CURRENT ASSETS

  Cash and short-term investments             $17,271                  $2,299      $6,747      $7,075        $136      $1,014
  Notes receivable from affiliates                      ($236,421)    200,321                               2,600      33,500
  Accounts and notes receivable               187,014     (28,966)     16,610      86,487      10,851       3,144      98,888
  Inventories                                  29,068                     495      20,347       2,303                   5,923
  Prepaid expenses and deposits                14,420                   2,968       4,356       2,035          80       4,981
  Purchased gas adjustment                     37,251                              37,251
   TOTAL CURRENT ASSETS                       285,024    (265,387)    222,693     155,188      22,264       5,960     144,306
PROPERTY, PLANT AND EQUIPMENT               2,741,937        (179)    100,757     882,936     580,603       2,472   1,175,348
  Less allowances for depreciation          1,210,717                  34,524     354,761     202,427       1,923     617,082
    NET PROPERTY, PLANT AND EQUIPMENT       1,531,220        (179)     66,233     528,175     378,176         549     558,266
INVESTMENT IN UNCONSOLIDATED AFFILIATES        29,952  (1,208,299)    796,189                  26,977     412,577       2,508
INVESTMENT IN NEXTEL                           55,925                  55,925
OTHER ASSETS                                   42,896                  11,523      21,488      10,147         (96)       (166)
                                           $1,945,017 ($1,473,865) $1,152,563    $704,851    $437,564    $418,990    $704,914

CURRENT LIABILITIES

  Short-term loans                           $131,200                $131,200
  Notes payable to affiliates                           ($227,900)     52,500    $100,000     $25,800                 $49,600
  Accounts payable and accrued expenses       134,976     (28,966)     16,415      51,523      17,702      $4,536      73,766
  Interest payable                              7,994                   1,473       4,548       1,076                     897
  Federal income taxes payable                  6,447                    (813)      3,112          62         431       3,655
  Other taxes payable                          19,527                     443       5,304       1,229         123      12,428
  Current portion of long-term debt             6,068                   6,068
    TOTAL CURRENT LIABILITIES                 306,212    (256,866)    207,286     164,487      45,869       5,090     140,346
LONG-TERM DEBT, less current portion          541,986      (8,521)     57,557     225,000     134,563                 133,387
DEFERRED CREDITS                               29,801        (179)      8,164       5,989       4,523         237      11,067
DEFERRED INVESTMENT TAX CREDITS                 6,422                               6,392          30
DEFERRED INCOME TAXES                         214,818                  14,482      80,717      62,268        (492)     57,843

COMMON SHAREHOLDERS' EQUITY

  Common stock                                291,322     (34,349)    291,837      22,974       6,551                   4,309
  Additional paid-in capital                             (653,600)     12,929      41,875      82,034     400,735     116,027
  Retained earnings                           541,663    (520,358)    547,515     157,417     101,726      13,420     241,943
  Note receivable from ESOP                   (10,173)                (10,173)
  Unrealized gain (loss) on securities         22,974                  22,974
  Foreign currency translation adjustment          (8)          8          (8)                                             (8)
    TOTAL COMMON SHAREHOLDERS' EQUITY         845,778  (1,208,299)    865,074     222,266     190,311     414,155     362,271
                                           $1,945,017 ($1,473,865) $1,152,563    $704,851    $437,564    $418,990    $704,914
